      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 14, 1996



                                                       REGISTRATION NO. 333-3397

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                              REGAL CINEMAS, INC.
             (Exact Name of Registrant as Specified in its Charter)
                             ---------------------

                   TENNESSEE                                       62-1412720
        (State or Other Jurisdiction of                         (I.R.S. Employer
         Incorporation or Organization)                      Identification Number)


                           7132 COMMERCIAL PARK DRIVE

                           KNOXVILLE, TENNESSEE 37918
                                 (423) 922-1123
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                             ---------------------
                             HERBERT S. SANGER, JR.
                                1801 PLAZA TOWER
                           KNOXVILLE, TENNESSEE 37929
                                 (423) 525-4600
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                                   COPIES TO:

           F. MITCHELL WALKER, JR.                              KEVIN D. NORWOOD
           BASS, BERRY & SIMS PLC                         WALLER LANSDEN DORTCH & DAVIS
            FIRST AMERICAN CENTER                               511 UNION STREET
         NASHVILLE, TENNESSEE 37238                                SUITE 2100
               (615) 742-6200                              NASHVILLE, TENNESSEE 37219
                                                                 (615) 244-6380

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                             ---------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED MAY 14, 1996


PROSPECTUS

                               2,500,000 SHARES

                             [REGAL CINEMAS LOGO]

                                 COMMON STOCK


     The shares of Common Stock offered hereby are being sold by Regal Cinemas, Inc. (the "Company"). The Company's Common Stock is traded on The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "REGL." On May 10, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $41.00 per share.


     SEE "RISK FACTORS" APPEARING ON PAGES 7 THROUGH 8 FOR MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OFFERED HEREBY.

                             ---------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
      ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------
                                                 PRICE TO       UNDERWRITING      PROCEEDS TO
                                                  PUBLIC         DISCOUNT(1)      COMPANY(2)
- ------------------------------------------------------------------------------------------------
Per Share....................................         $               $                $
- ------------------------------------------------------------------------------------------------
Total(3).....................................         $               $                $
- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of $350,000 payable by the Company.
(3) The Company has granted to the Underwriters an over-allotment option to purchase up to 375,000 additional shares of Common Stock on the same terms and conditions as set forth above. If all such shares are purchased by the
     Underwriters, total Price to Public will be $          , total Underwriting
     Discount will be $          , and total Proceeds to Company will be
     $          . See "Underwriting."

                             ---------------------

     The shares of Common Stock are offered subject to receipt and acceptance by the several Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that certificates for the shares will be
available for delivery on or about             , 1996.

                             ---------------------

J.C. BRADFORD & CO.       MONTGOMERY SECURITIES       WHEAT FIRST BUTCHER SINGER

                                          , 1996

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following is a summary of certain information contained elsewhere or incorporated by reference in this Prospectus. This summary is not intended to be complete and is qualified in its entirety by reference to, and should be read in conjunction with, the detailed information appearing elsewhere or incorporated by reference in this Prospectus. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. All share and per share data contained herein have been restated to give retroactive effect to the Company's 50% stock dividends in each of December 1994 and December 1995.

                                  THE COMPANY

     Regal Cinemas, Inc. (the "Company" or "Regal") is the eighth largest motion picture exhibitor in the United States based upon the number of screens in operation. The Company currently operates 128 multi-screen theatres with an aggregate of 1,006 screens. Regal also has 14 new theatres with 162 screens under construction, 19 screens under construction at existing theatres and two pending acquisitions of 18 theatres with 137 screens.

     The Company's strategy is to develop, acquire and operate multi-screen theatres in mid-size metropolitan markets and suburban growth areas of larger metropolitan markets. The Company averages 7.9 screens per location, as compared to an average of 4.8 screens per location for the industry and 5.4 screens per location for the five largest U.S. motion picture exhibitors, as of May 1, 1995. Management believes that the Company's multi-screen theatres, substantially all of which show first run movies, promote increased attendance and maximize operating efficiencies through reduced labor costs and improved utilization of theatre capacity. Centralized decision making, including accounting, film licensing and concession purchasing, as well as management incentives based on controlling theatre-level costs, contribute to the Company's cost-efficient operations.

     The Company's growth has come through the acquisition of existing theatres and the development of new theatres. Since its inception, Regal has acquired a net of 98 theatres with 630 screens, which has served to establish and enhance the Company's presence in selected geographic markets. Regal anticipates that its future growth will result from the development of new theatres, the addition of screens to existing theatres, strategic acquisitions of theatre circuits and the development of entertainment concepts that complement the Company's theatres. The Company currently plans to develop 150 to 175 screens annually for the next several years. The Company intends to locate theatres in markets that it believes are underscreened because of changing demographic trends or that are served by older theatre facilities or by theatres having an insufficient number of screens. The Company seeks to locate each theatre where it will be the sole or dominant exhibitor within a particular geographic film licensing zone. Management believes that approximately 66% of the Company's theatres are located in film licensing zones in which Regal is the sole exhibitor.

     Regal emphasizes patron satisfaction by providing convenient locations, comfortable seating, spacious neon-enhanced lobby and concession areas and a wide variety of film selections. Regal's theatre complexes feature clean, modern auditoriums with high quality projection and digital stereo surround-sound systems. Regal's theatres typically contain auditoriums having 100 to 500 seats, allowing the Company to exhibit films profitably for longer periods by shifting films from larger to smaller auditoriums within the same complex to accommodate changing attendance levels. In addition, the Company promotes patron loyalty through specialized marketing programs for its theatres and feature films.

     To complement the Company's theatre development, Regal opened its first FunScape(TM) comprehensive entertainment complex in Chesapeake, Virginia in August 1995 and its second FunScape in Rochester, New York in February 1996. Each complex includes a 13 screen theatre and a 50,000 square foot comprehensive family entertainment center. The Company currently has two additional FunScape complexes under construction and may seek to develop additional FunScape complexes at strategic locations.

                              RECENT DEVELOPMENTS

Pending Acquisitions

     Georgia State Theatres, Inc. Merger. Regal has entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") to acquire Georgia State Theatres, Inc. ("GST") for approximately 912,000 shares of Regal Common Stock in a pooling of interests transaction. GST, headquartered in Atlanta, Georgia, has 10 first run theatres with 68 screens, including one drive-in theatre, located in the metropolitan Atlanta, Georgia area and a partnership in Gainesville, Georgia. Provided shareholder approval of the Merger Agreement is obtained, the parties intend to close the transaction and effect the merger (the "GST Merger") promptly following the special meeting of shareholders scheduled for May 30, 1996.

     Krikorian Asset Acquisition. Regal has entered into an agreement to acquire assets consisting of eight theatres with 69 screens in California (the "Krikorian Acquisition") from an individual, George Krikorian, and corporations controlled by him (collectively, "Krikorian"). Consideration for the transaction is anticipated to be approximately 470,000 shares of Regal Common Stock and approximately $14.1 million to be paid in cash at closing. The Company anticipates closing this acquisition during the second quarter of 1996.

                                  THE OFFERING

Common Stock offered.......................................  2,500,000 shares
Common Stock to be outstanding after the offering..........  20,024,379 shares(1)
Use of proceeds............................................  To repay indebtedness
Nasdaq National Market symbol..............................  REGL

- ---------------

(1) Excludes 2,026,407 shares of Common Stock reserved for issuance upon exercise of options granted pursuant to the Company's existing stock option plans, 156,512 shares issuable upon the exercise of outstanding warrants and an estimated 1,382,000 shares to be issued upon consummation of the GST Merger and the Krikorian Acquisition.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)


     The summary consolidated financial data set forth below as of and for each of the fiscal years ended December 30, 1993, December 29, 1994 and December 28, 1995, and as of and for each of the three-month periods ended March 30, 1995 and March 28, 1996, are derived from the financial statements of Regal. Regal began operations in 1990 and operates on a fiscal year ending on the Thursday closest to December 31. This information should be read in conjunction with the historical financial statements and notes thereto contained in the Regal Annual Report on Form 10-K/A with respect to the fiscal years and contained in the Regal Quarterly Report on Form 10-Q with respect to the three-month periods, which are incorporated by reference herein. See "Available Information" and "Incorporation of Certain Information by Reference."



     The pro forma summary financial data set forth below have been prepared on a consolidated basis based upon the historical financial statements of Regal and GST. The pro forma information gives effect to the GST Merger accounted for as a pooling of interests, based upon an assumed conversion of 912,000 shares of Regal Common Stock for all shares of GST Common Stock outstanding. In addition, the pro forma statement of income data and pro forma operating data give effect to the Krikorian Acquisition as if the acquisition had occurred at the beginning of the periods presented. Pro forma balance sheet data as of March 28, 1996, also give effect to the Krikorian Acquisition.



                                                                          PRO FORMA                              PRO FORMA
                                        FISCAL YEAR ENDED                FISCAL YEAR     THREE MONTHS ENDED        THREE
                            ------------------------------------------      ENDED       ---------------------   MONTHS ENDED
                            DECEMBER 30,   DECEMBER 29,   DECEMBER 28,   DECEMBER 28,   MARCH 30,   MARCH 28,    MARCH 28,
                                1993           1994           1995           1995         1995        1996          1996
                            ------------   ------------   ------------   ------------   ---------   ---------   ------------
STATEMENT OF INCOME
  DATA(1):
  Revenues.................   $119,905       $159,665       $190,093       $226,043      $36,701     $52,243      $ 59,505
  Operating income.........     14,096         19,464         32,967         36,166        4,762       8,541         8,882
  Income before
    extraordinary item.....      6,436          9,620         17,685         18,488(2)     2,372       4,472         4,549(2)
  Extraordinary item net of
    tax:
    Gain (loss) on
      extinguishment of
      debt.................        190         (1,752)          (448)                         --          --
                            ------------   ------------   ------------                  ---------   ---------
  Net income...............      6,626          7,868         17,237                       2,372       4,472
  Preferred stock
    dividends..............       (430)           (50)            --                          --          --
                            ------------   ------------   ------------                  ---------   ---------
  Net income applicable to
    common stock...........   $  6,196       $  7,818       $ 17,237                     $ 2,372     $ 4,472
                            ============   ============   ============                  =========   =========
  Earnings per common
    share:
    Primary................   $    .50       $    .46       $    .96       $    .95(3)   $   .13     $   .24      $    .23(3)
    Fully diluted..........   $    .46       $    .46       $    .95       $    .94(3)   $   .13     $   .24      $    .23(3)
  Weighted average shares
    and equivalents
    outstanding:
    Primary................     12,320         16,832         18,042         19,478       17,973      18,334        19,716
    Fully diluted..........     14,320         16,947         18,156         19,592       17,973      18,402        19,784

OPERATING DATA(1)(4):
  Theatre locations........         94            117            125            143          119         125           143
  Screens..................        630            803            972          1,109          832         979         1,116
  Average screens per
    location...............        6.7            6.9            7.8            7.8          7.0         7.8           7.8
  Theatre level cash flow
    (in thousands)(5)......   $ 26,753       $ 38,554       $ 51,429       $ 58,030      $ 8,278     $13,514      $ 14,575



                                                                                       AS OF
                                                                                  MARCH 28, 1996
                                                                            ---------------------------
                                                                                           PRO FORMA
                                                                             ACTUAL      AS ADJUSTED(6)
                                                                            --------     --------------
BALANCE SHEET DATA:
  Total assets..........................................................    $244,564        $284,993
  Total long-term debt, including current maturities....................     105,050          25,015
  Total shareholders' equity............................................     106,860         222,307


- ---------------

(1) 1993 and 1994 results are restated to give retroactive effect to the Company's mergers with Litchfield Theatres, Inc. in 1994 (the "Litchfield Merger") and Neighborhood Entertainment, Inc. in 1995 (the "Neighborhood Merger"), each of which were accounted for as a pooling of interests. 1995 results are restated to give retroactive effect to the Neighborhood Merger.

(2) The pro forma consolidated statements of income do not reflect certain estimated non-recurring charges aggregating approximately $1.5 million (approximately $1.1 million after tax) with respect to expenses associated with the GST Merger, costs associated with refinancing GST's indebtedness and amounts payable under compensation arrangements with certain GST officers. Regal expects that those expenses will be reflected in its results of operations for the period in which the GST Merger is consummated.
(3) Pro forma primary and fully diluted per share data are based on pro forma income from continuing operations.
(4) Theatre locations and screens are stated at the end of the respective periods.
(5) Theatre level cash flow represents total revenues less film rental and booking costs, cost of concessions and theatre operating expenses. Theatre level cash flow is included because the Company believes that certain investors find it useful in analyzing companies in the motion picture exhibition industry.
(6) Adjusted to reflect the sale by the Company of 2,500,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     In addition to the other information included or incorporated by reference in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock offered hereby.

     Growth Rate and Integration of Acquisitions. Regal has experienced substantial growth since its formation through the acquisition of existing theatres and development of new theatres. During 1995, the Company added a net of 169 screens. In addition, the Company has two pending acquisitions pursuant to which the Company expects to acquire 18 theatres with an aggregate of 137 screens during 1996. The closing of each acquisition is subject to certain customary conditions, including approval of the GST Merger by GST shareholders. Given the magnitude of these acquisitions, there can be no assurance that the challenge of assimilating the acquisitions and managing the larger overall business operations will not have an adverse effect on Regal's results of operations, especially in the short term. See "Business -- Growth Strategy."

     Expansion Plans. Regal's continued ability to expand will depend on a number of factors, including the selection and availability of suitable locations, the hiring and training of skilled management and personnel, the availability of adequate financing and other factors, some of which are beyond the control of the Company. There is no assurance that Regal will be able to open all of its planned new theatres or that, if opened, those theatres can be operated profitably. See "Business -- Growth Strategy."

     Dependence on Films. The ability of Regal to operate successfully depends upon a number of factors, the most important of which is the availability of marketable motion pictures. Poor relationships with distributors, a disruption in the production of motion pictures or poor commercial success of motion pictures could have a material adverse effect upon Regal's business. See "Business -- Film Licensing."

     Fluctuations in Quarterly Results of Operations. Regal's revenues have been seasonal, coinciding with the timing of releases of motion pictures by the major distributors. Generally, the most marketable motion pictures have been released during the summer and the Thanksgiving through year-end holiday season. The unexpected emergence of a hit film during other periods can alter the traditional trend. The timing of such releases can have a significant effect on Regal's results of operations, and the results of one quarter are not necessarily indicative of results for the next quarter.

     Competition. The motion picture exhibition industry is highly competitive, particularly with respect to licensing films, attracting patrons and finding new theatre sites. There are a number of well-established competitors. Many of Regal's competitors have been in existence significantly longer than Regal and may be better established in the markets where Regal's theatres are or may be located.

     In recent years, alternative motion picture exhibition delivery systems have been developed for the exhibition of filmed entertainment, including cable and satellite television, video cassettes and pay per view. An expansion of such delivery systems could have a material adverse effect upon Regal's business. See "Business -- Competition."

     Dependence on Senior Management. Regal's success depends upon the continued contributions of its senior management, including Michael L. Campbell, Chairman and Chief Executive Officer of the Company. The loss of the services of one or more of Regal's senior management could have a material adverse effect upon its business and development. Regal's loan agreement provides that Mr. Campbell or a successor reasonably acceptable to Regal's lenders must be employed as Chief Executive Officer. Regal has an employment agreement with Mr. Campbell.

     Volatility of Market Price. From time to time, there may be significant volatility in the market price for the Common Stock. Quarterly operating results of Regal or of other motion picture exhibitors, changes in general conditions in the economy, the financial markets or the motion picture industry, natural disasters or other developments affecting Regal or its competitors could cause the market price of the Common Stock to fluctuate substantially. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance.

     Legislative Initiatives. The Clinton Administration continues to analyze and propose new legislation that could adversely impact the entire business community. Minimum wage increases, if passed, could increase Regal's operating costs. Regal would attempt to offset increased costs through additional improvements in operating efficiencies and ticket and concession price increases.

     Risks Associated with the 1996 Summer Olympic Games. The Olympics are being held in and around Atlanta, Georgia in the summer of 1996. The Company believes that the Olympics may have an adverse impact on the motion picture exhibition industry generally during that time frame as well as on the Company's theatre locations in Atlanta, Georgia particularly. Summer months generally constitute one of the heaviest periods of attendance at movies. To the extent that the Olympics detract from theatre attendance generally, there could be an adverse impact on the Company's business during one of its busiest seasons. In addition, following consummation of the GST Merger, the Company will have 16 theatres in the Atlanta, Georgia area. The traffic congestion, scheduling conflicts and other factors associated with the Olympics could result in a reduction in attendance for the Company's Atlanta area theatres during the summer of 1996.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock is listed on the Nasdaq National Market under the symbol "REGL." The following table sets forth, for the periods indicated, the high and low sale prices for the Common Stock as reported by the Nasdaq National Market.


                                                                    HIGH       LOW
                                                                   ------     ------
          1994
          First Quarter..........................................  $12.00     $ 9.00
          Second Quarter.........................................   14.78      10.44
          Third Quarter..........................................   17.11      11.78
          Fourth Quarter.........................................   17.33      14.56
          1995
          First Quarter..........................................  $17.50     $11.33
          Second Quarter.........................................   22.67      15.50
          Third Quarter..........................................   28.67      19.50
          Fourth Quarter.........................................   28.75      24.00
          1996
          First Quarter..........................................  $37.88     $26.75
          Second Quarter (through May 10, 1996)..................   44.88      36.25



     On May 10, 1996, the last reported sale price for the Company's Common Stock on the Nasdaq National Market was $41.00 per share. At April 30, 1996, there were approximately 280 holders of record of the Company's Common Stock.


     The Company has never declared or paid a cash dividend on its Common Stock. It is the present policy of the Board of Directors to retain all earnings to support operations and to finance expansion; therefore, the Company does not anticipate declaring or paying cash dividends on the Common Stock in the foreseeable future. The declaration and payment of dividends in the future will be determined based on a number of factors, including the Company's earnings, financial condition and requirements, restrictions in financing agreements and other factors deemed relevant by the Board of Directors. Pursuant to the Company's credit facility, the Company is limited on the payment of material cash dividends on its outstanding Common Stock.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the Common Stock offered hereby at an assumed price of $41.00 per share are estimated to be $97.4 million ($112.1 million if the Underwriters' over-allotment option is exercised in full) after deducting the estimated underwriting discount and offering expenses payable by the Company. The Company will utilize the net proceeds to repay amounts outstanding under its credit facility (the "Credit Facility"). The indebtedness under the Credit Facility has been incurred primarily to finance acquisitions and to construct theatres. Borrowings thereunder currently bear interest at 6.44%, which is the London Interbank Offered Rate (LIBOR) plus 1%, and the facility matures in June 2001. Currently, the borrowings under the Credit Facility are $114.0 million. Upon application of the net proceeds of the offering to repay a portion of the Credit Facility, the balance of the Credit Facility will continue to be available for borrowing pursuant to the terms thereof.


                                 CAPITALIZATION


     The following table sets forth the current indebtedness and capitalization of the Company as of March 28, 1996, the pro forma current indebtedness and capitalization of the Company after giving effect to the GST Merger and the Krikorian Acquisition, and as adjusted to reflect the sale by the Company of the 2,500,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom as described under "Use of Proceeds."



                                                                   AS OF MARCH 28, 1996
                                                           ------------------------------------
                                                                                     PRO FORMA
                                                            ACTUAL     PRO FORMA    AS ADJUSTED
                                                           --------    ---------    -----------
                                                                  (DOLLARS IN THOUSANDS)
Current maturities of long-term debt.....................  $  8,600    $ 11,900      $      --
                                                           ========    =========    ===========
Total long-term debt, excluding current maturities.......  $ 96,450    $110,550      $  25,015
                                                           --------    ---------    -----------
Shareholders' equity:
  Preferred Stock, no par value; 1,000,000 shares
     authorized, none outstanding........................        --          --             --
  Common Stock, no par value, 50,000,000 shares
     authorized; 17,524,379 shares issued and
     outstanding; 18,906,379 shares issued and
     outstanding, pro forma; 21,406,379 shares issued and
     outstanding, pro forma as adjusted(1)...............    74,167      88,919        186,354
  Retained earnings......................................    32,693      35,953         35,953
                                                           --------    ---------    -----------
          Total shareholders' equity.....................   106,860     124,872        222,307
                                                           --------    ---------    -----------
               Total capitalization......................  $203,310    $235,422      $ 247,322
                                                           ========    =========    ===========


- ---------------

(1) Excludes (i) 2,026,407 shares of Common Stock reserved for issuance upon exercise of options granted pursuant to the Company's existing stock option plans at a weighted average exercise price of $13.10 per share and (ii) 156,512 shares of Common Stock reserved for issuance upon exercise of outstanding warrants to purchase Common Stock.

                                    BUSINESS

     Regal is the eighth largest motion picture exhibitor in the United States based upon the number of screens in operation. Since its founding, Regal's growth has come through the acquisition of a net of 98 theatres with 630 screens, the development of 30 theatres with 336 screens and the addition of 40 screens to existing theatres. Operations began with the acquisition of Regal's first theatre in January 1990. Regal currently operates 128 multi-screen theatres with an aggregate of 1,006 screens. Regal also has 14 new theatres with 162 screens under construction, 19 screens under construction at existing theatres, and two pending acquisitions of 18 theatres with 137 screens.

INDUSTRY OVERVIEW

     The domestic motion picture exhibition industry is comprised of approximately 300 exhibitors, 120 of which operate 10 or more total screens. At May 1, 1995, the five largest exhibitors operated approximately 34% of the total screens in operation with no one exhibitor operating more than 9% of the total screens. From 1986 through 1995 the net number of screens in operation in the United States increased from approximately 21,000 to approximately 27,000 and admissions revenues increased from approximately $3.9 billion to approximately $5.4 billion. In an effort to realize greater operating efficiencies, operators of multi-theatre circuits have emphasized the development of larger multi-screen complexes. This trend is evidenced by the increase in the average number of screens per location for the industry from approximately 3.5 screens in 1986 to approximately 4.8 screens in 1995.

     Theatrical motion picture exhibition is the primary launch vehicle for filmed entertainment. Management believes that the emergence of new forms of home entertainment, such as cable and satellite television, video cassettes and pay per view, has not adversely affected theatre admissions or the number of films released for theatrical exhibition. Overall attendance has remained relatively stable over the past ten years, with no single year varying more than approximately 10% from the industry average of 1.1 billion during that period. Management believes the number of films released for theatrical exhibition will remain relatively stable or increase because a film's initial theatrical exhibition success establishes the value of the film throughout its life cycle in ancillary markets.

     In recent years, there has been an increasing consolidation of the major film production companies. During 1995, films distributed by the eight largest film production companies accounted for approximately 91% of the domestic admissions revenues and included 49 of the top 50 grossing films. Films are licensed through film distributors, who typically establish geographic film licensing zones and allocate each available film to one theatre within that zone. See "Film Licensing."

     Historically, the motion picture exhibition industry has experienced some seasonality, as major film distributors generally have released the films expected to have the greatest commercial appeal during the summer and the Thanksgiving through year-end holiday season. The seasonality of motion picture exhibition, however, has become less pronounced in recent years as studios have begun to release major motion pictures somewhat more evenly throughout the year.

OPERATING STRATEGY

     The following are the key elements of the Company's operating strategy:

     - Multi-Screen Theatres. The Company's multi-screen theatres enable it to offer a diverse selection of films; stagger movie starting times; increase management's flexibility in determining the number of weeks that a film will run and the size of the auditorium in which it is shown; and serve patrons from common support facilities. These factors result in increased attendance, improved utilization of theatre seating capacity and operating efficiencies.

     - Cost Control. Regal has designed prototype theatres adaptable to a variety of locations, which management believes result in construction and operating cost savings. The shifting of films to smaller auditoriums within a theatre to accommodate changing attendance levels allows the Company to exhibit films for extended periods, resulting in lower film rental costs as a percentage of admission revenues. In addition, a significant component of theatre level management's compensation is based on controlling operating expenses at the theatre level.

     - Patron Satisfaction/Quality Control. Regal's theatres are conveniently located and are modern, high quality facilities that offer a wide variety of films. To maintain quality and consistency within the Company's theatres, Regal conducts regular inspections of each theatre and operates a "mystery shopper" program. To enhance the movie going experience, the Company invests in high quality projection and stereo sound equipment, including the latest digital stereo surround-sound systems.

     - Centralized Corporate Decision Making/Decentralized
       Operations. Functions centralized through the Company's corporate office include film licensing and concession purchasing, as well as decisions on theatre construction and configuration. Cost controls at the theatre level include close monitoring of concession, advertising and payroll expenses. Regal devotes significant resources to training its theatre managers, who are responsible for most aspects of its theatres' day-to-day operations.

     - Marketing. Regal actively markets its theatres through grand opening promotions, including "VIP" preopening parties, direct mail campaigns, television commercials in certain markets and promotional activities, such as live music, spotlights and skydivers, which frequently generate media coverage. Regal develops patron loyalty through a number of marketing programs such as a summer children's film series in which children's films are shown at reduced rates during the morning hours. Regal also utilizes special marketing programs for specific films and concession items.

GROWTH STRATEGY

     The following are the key elements of the Company's growth strategy:

     - Develop New Theatres in Existing and Target Markets. The Company currently has 14 theatres with 162 screens under construction, and currently plans to develop 150 to 175 screens annually for the next several years. Regal generally will seek to develop multi-screen theatres with at least 12 to 16 screens in both its existing markets and in other mid-sized metropolitan markets and suburban growth areas of larger metropolitan markets. Management will continue to locate theatres in areas that are underscreened because of changing demographic trends or that are served by older theatre facilities or by theatres having an insufficient number of screens. Regal targets theatre locations with high visibility and convenient roadway access in geographic film licensing zones in which it will be the sole exhibitor. Regal continually reviews potential sites for theatres, including both new construction and the conversion of existing retail space.

     - Add Screens to Existing Theatres. To enhance profitability and maintain competitiveness at existing theatres, the Company will continue to add additional screens where appropriate. The Company currently has 19 screens under construction at existing theatre facilities and anticipates the addition of 15 to 25 screens to certain of its recently acquired theatres. The addition of screens to existing theatres is designed not to disrupt operations at the theatres.

     - Acquire Theatres. While management believes that a significant portion of its future growth will come through the development of new theatres, Regal will continue to consider strategic acquisitions of complementary theatres or theatre circuits at which Regal can improve profitability and increase screen counts. Since its inception, Regal has acquired a net of 98 theatres with 630 screens, which has served to establish and enhance the Company's presence in selected geographic markets.

     - Develop Complementary Theatre Concepts. To complement the Company's theatre development, Regal opened its first FunScape comprehensive family entertainment complex in Chesapeake, Virginia, in August 1995 and its second FunScape in Rochester, New York in February 1996. Each complex includes a 13 screen theatre and a 50,000 square foot comprehensive family entertainment center. The Company currently has two additional FunScape complexes under construction and may seek to develop additional FunScape complexes at strategic locations.

THEATRE OPERATIONS

     Regal currently operates 128 multi-screen theatres with an aggregate of 1,006 screens in 18 states. Regal averages 7.9 screens per location, as compared to an average of 4.8 screens per location for the industry and an average for the five largest domestic motion picture exhibitors of approximately 5.4 screens at May 1, 1995. Multi-screen theatres enable the Company to offer a wide selection of films attractive to a diverse group of patrons residing within the drawing area of a particular theatre complex. Varied auditorium seating capacities within the same theatre enable the Company to reduce film rental costs by exhibiting films for a longer period of time by shifting films to smaller auditoriums to meet changing attendance levels. In addition, operating efficiencies are realized through the economies of having common box office, concession, projection, lobby and restroom facilities, which enable the Company to spread certain costs, such as payroll, advertising and rent, over a higher revenue base. Staggered movie starting times also minimize staffing requirements, reduce lobby congestion and contribute to more desirable parking and traffic flow patterns.

     Regal has designed prototype theatres, adaptable to a variety of locations, which management believes result in construction and operating cost savings. Regal's multi-screen theatre complexes, which typically contain auditoriums having from 100 to 500 seats each, feature wall-to-wall screens, digital stereo surround-sound, multi-station concessions, computerized ticketing systems, plush seating with cup holders, neon-enhanced interiors and exteriors, and video game areas adjacent to the theatre lobby. In addition, the Company updates its theatres as needed to maintain clean, comfortable and modern facilities. Management believes that maintaining a theatre circuit consisting primarily of modern multi-screen theatres also enhances the Company's ability to license commercially successful modern films from distributors. See "Film Licensing."

     Functions centralized at the Company's corporate office include site selection, lease negotiation, theatre design and construction, coordination of film selection, concession purchasing, advertising and financial and accounting activities. Regal's theatre operations are under the supervision of its Executive Vice President and are divided into two geographic divisions, each of which is headed by a Vice President supervising several district theatre supervisors. The district theatre supervisors are responsible for implementing the Company's operating policies and supervising the managers of the individual theatres, who are responsible for most of the day-to-day operations of the Company's theatres. Regal seeks theatre managers with experience in the motion picture exhibition industry and requires all new managers to complete a training program at designated training theatres. The program is designed to encompass all phases of theatre operations, including the Company's philosophy, management strategy, policies, procedures and operating standards.

     Management closely monitors the Company's operations and cash flow through daily reports generated from computerized box office terminals located in each theatre. These reports permit the Company to maintain an accurate and immediate count of admissions by film title and show times and provide management with the information necessary to manage effectively and efficiently the Company's theatre operations. To maintain quality and consistency within the Company's theatre circuit, the district supervisors regularly inspect each theatre, and the Company operates a "mystery shopper" program, which involves unannounced visits by unidentified customers who report on the quality of service, film presentation and cleanliness at individual theatres. Regal has implemented an incentive compensation program for theatre level management which rewards managers for controlling theatre level operating expenses while complying with the Company's operating standards.

     In addition to revenues from box office admissions, Regal receives revenues from concession sales and video games located adjacent to the theatre lobby. Concession sales constituted 28.4% of total revenues for 1995. Regal emphasizes prominent and appealing concession stations designed for rapid service and efficiency. Although popcorn, candy and soft drinks remain the best selling concession items, the Company's theatres offer a wide range of concession choices. Regal continually seeks to increase concession sales through optimizing product mix, introducing special promotions from time to time and training staff to cross sell products. In addition to traditional concession stations, certain of the Company's existing theatres and theatres currently under development feature specialty concession cafes serving items such as cappuccino, fruit juices, cookies and muffins, soft pretzels and ice cream. Management negotiates directly with manufacturers for many of its concession items to ensure adequate supplies and to obtain competitive prices.

     Regal relies upon advertisements and movie schedules published in newspapers to inform its patrons of film selections and show times. Newspaper advertisements are typically displayed in a single grouping for all of the Company's theatres located in the newspaper's circulation area. Primary multi-media advertising campaigns for major film releases are carried out and paid for by the film distributors.

     The Company conducts marketing efforts throughout the year to promote specific films, concession items and its theatre complexes. Regal markets its new theatres through grand opening promotions, including "VIP" preopening parties, direct mail campaigns, radio and television commercials in certain markets and promotional activities such as live music, spotlights and skydivers, which frequently generate media coverage. Regal's theatres also exhibit previews of coming attractions and films presently playing on the Company's other screens in the same market area.

     Regal operates 10 discount theatres with an aggregate of 62 screens, which exhibit second run movies and charge lower admission prices (typically $1.50). These movies are the same high quality features shown at all of Regal's theatres. The terminology "second run" is an industry term for the showing of movies after they have been shown for varying periods of time at other theatres. Regal believes that the increased attendance resulting from lower admission prices and the lower film rental costs of second run movies compensate for the lower admission prices and slightly higher operating costs as a percentage of admission revenues at the Company's discount theatres. The design, construction and equipment in the Company's discount theatres are of the same high quality as its first run theatres. Regal's discount theatres generate theatre level cash flows similar to its first run theatres. Management does not anticipate an increase in the percentage of discount theatres in its theatre circuit.

     Regal operates 87 of its 128 theatres pursuant to lease agreements, owns the land and buildings for 26 theatres and operates pursuant to ground leases at 15 theatre locations. Of the 128 theatres operated by Regal, 98 were acquired as existing theatres and 30 have been developed by Regal.

FILM LICENSING

     Regal licenses films from distributors on a film-by-film and theatre-by-theatre basis. Film buyers negotiate directly with film distributors on behalf of the Company. Prior to negotiating for a film license, the Company and its film buyers evaluate the prospects for upcoming films. Criteria considered for each film include cast, director, plot, performance of similar films, estimated film rental costs and expected Motion Picture Association of America rating. Successful licensing depends greatly upon the exhibitor's knowledge of trends and historical film preferences of the residents in markets served by each theatre, as well as on the availability of commercially successful motion pictures. Currently, Tri-State Theatre Service, Inc., an independent film booking agency which is controlled by a director of the Company ("Tri-State"), provides film licenses for Regal. In November 1995, Regal determined to have film licensing services performed internally. The Company's head film buyer is an employee of the Company, and several Tri-State film buyers will relocate to Knoxville and become employees of Regal. Tri-State will continue to provide consulting services on film recognition and strategy.

     Films are licensed from film distributors owned by major film production companies and from independent film distributors that generally distribute films for smaller production companies. Film distributors typically establish geographic film licensing zones and allocate each available film to one theatre within that zone. Film zones generally encompass a radius of three to five miles in metropolitan and suburban markets, depending primarily upon population density. Regal believes that approximately 66% of its theatres are now located in film licensing zones in which they are now the sole exhibitors, permitting the Company to exhibit many of the most commercially successful films in these zones.

     In film zones where Regal is the sole exhibitor, the Company obtains film licenses by selecting a film from among those offered and negotiating directly with the distributor. In film zones where there is competition, a distributor will either require the exhibitors in the zone to bid for a film or will allocate its films among the exhibitors in the zone. When films are licensed under the allocation process, a distributor will choose which exhibitor is offered a movie, and then that exhibitor will negotiate film rental terms directly with the distributor for the film. Over the past several years, distributors have generally used the allocation rather than bidding process to license their films. When films are licensed through a bidding process, exhibitors compete for licenses based upon economic terms. Regal currently does not bid for films in any of its markets, although it may be required to do so in the future. Although Regal predominantly licenses "first run" films, if a film has substantial remaining potential following its first run, the Company may license it for a "second run." Film distributors establish second run availability on a national or market-by-market basis after the release from first run theatres.

     Film licenses entered into in either a negotiated or bidding process typically specify rental fees based on the higher of a gross receipts formula or theatre admissions revenue formula. Under a gross receipts formula, the distributor receives a specified percentage of box office receipts, with the percentage declining over the term of the film run. First run film rental fees usually begin at 70% of admission revenues and gradually decline to as low as 30% over a period of four to seven weeks. Second run film rental fees typically begin at 35% of admission revenues and often decline to 30% after the first week. Under a theatre admissions revenue formula, the distributor receives a specified percentage of the excess of admission revenues over a negotiated allowance for theatre expenses. In addition, Regal is occasionally required to pay non-refundable guarantees of film rental fees or to make refundable advance payments of film rental fees or both in order to obtain a license for a film. Rental fees paid by the Company generally are adjusted subsequent to the exhibition of a film in a process known as settlement. The commercial success of a film relative to original distributor expectations is the primary factor taken into account in the settlement process; secondarily, the past performance of other films in a specific theatre is a factor. To date the settlement process has not resulted in material adjustments in the film rental fees accrued by the Company.

     Regal's business is dependent upon the availability of marketable motion pictures and its relationships with distributors. Many distributors provide quality first run movies to the motion picture exhibition industry; however, eight distributors accounted for approximately 91% of industry admission revenues during 1995, and 49 of the top 50 grossing films. No single distributor dominates the market. Disruption in the production of motion pictures by the major studios and/or independent producers or lack of commercial success of motion pictures would have a material adverse effect upon the Company's business. Regal licenses films from each of the major distributors and believes that its and Tri-State's relationships with distributors are good. From year to year, the revenues attributable to individual distributors will vary widely depending upon the number and quality of films each distributes. Based on industry statistics, Regal believes that in 1995 no single distributor accounted for more than 20% of the films licensed by the Company, or films producing more than 20% of the Company's admission revenues.

ENTERTAINMENT CENTER

     To complement the Company's theatre development, Regal opened its first FunScape comprehensive entertainment complex located in Chesapeake, Virginia in August 1995 and its second FunScape in Rochester, New York in February 1996. Each complex includes a 13 screen theatre and a 50,000 square foot comprehensive family entertainment center. The theatre facility exhibits first run films, is equipped with the latest Dolby and DTS digital sound systems, and features an oversized lobby with two concession stands and a specialty cafe. A food court connects the theatres to the entertainment center and features nationally recognized brand name pizza, taco, sandwich and dessert restaurants.

     The entertainment center generally will feature a 36-hole, tropical-themed miniature golf course, a children's soft play and exercise area, multi-level laser tag, video batting cages, a video golf course, helmet type and motion simulator virtual reality units and a high-tech video arcade. In addition, the center contains eight party rooms for various social gatherings. The two-level family entertainment center is totally enclosed and under roof for year-round operation.

     Each theatre and entertainment center totals approximately 95,000 square feet, and management believes the facility is a comprehensive entertainment destination. The Company currently has two additional FunScape complexes under construction and may seek to develop additional FunScape complexes at strategic locations. The $4.5 to $5.0 million estimated cost of construction of each entertainment center is comparable to the cost of constructing the adjacent theatre complex. The Company is financing the construction of entertainment centers and the attached theatre facilities through cash flow from operations and borrowings available under its Credit Facility.

COMPETITION

     The motion picture exhibition industry is highly competitive, particularly with respect to licensing films, attracting patrons and finding new theatre sites. Theatres operated by national and regional circuits and by smaller independent exhibitors compete with the Company's theatres. Management believes that the principal competitive factors with respect to film licensing include licensing terms, the seating capacity, location and reputation of an exhibitor's theatres, the quality of projection and sound equipment at the theatres and the exhibitor's ability and willingness to promote the films. Competition for patrons is dependent upon factors such as the availability of popular films, the location of theatres, the comfort and quality of theatres and ticket prices. Regal believes that it competes favorably with respect to each of these factors.

     There are approximately 300 participants in the domestic motion picture exhibition industry. Industry participants vary substantially in size, from small independent operators of a single screen theatre to large national chains of multi-screen theatres affiliated with entertainment conglomerates. Many of the Company's competitors have been in existence significantly longer than Regal and may be better established in certain of the markets where the Company's theatres are located.

     Certain of Regal's competitors also have sought to increase the number of theatres and screens in operation. Such increases may cause certain local markets or portions thereof to become overscreened, resulting in a negative impact on the earnings of the theatres involved and thus on the Company's theatres in those markets. Concurrent with the increase in the number of screens, there has been a reduction in the number of theatre locations and a consolidation among exhibitors. At May 1, 1995, the five largest motion picture exhibition companies operated approximately 34% of the total screens, the largest of which operated less than 9% of the total screens.

     The motion picture exhibition industry faces competition from a number of motion picture exhibition delivery systems. In recent years alternative delivery systems have been developed for the exhibition of filmed entertainment, including cable television, video cassettes and pay per view. While the impact of such delivery systems on movie theatres is difficult to determine precisely, there can be no assurance that they will not adversely impact attendance at the Company's theatres. Movie theatres also face competition from other forms of entertainment competing for the public's leisure time and disposable income.

PENDING ACQUISITIONS

     Georgia State Theatres, Inc. Merger. Regal has entered into a definitive Agreement and Plan of Merger to acquire Georgia State Theatres, Inc. for 912,000 shares of Regal Common Stock in a pooling of interests transaction. GST, headquartered in Atlanta, Georgia, has 10 first run theatres with 68 screens, including one drive-in theatre, located in the metropolitan Atlanta, Georgia area and a partnership in Gainesville, Georgia. Provided shareholder approval of the Merger Agreement is obtained, the parties intend to close the transaction and effect the GST Merger promptly following the special meeting of shareholders scheduled for May 30, 1996.

     Krikorian Asset Acquisition. Regal has entered into an agreement to acquire assets consisting of eight theatres with 69 screens in California from an individual, George Krikorian, and corporations controlled by him. Consideration for the Krikorian Acquisition is anticipated to be approximately 470,000 shares of Regal Common Stock and approximately $14.1 million to be paid in cash at closing. The Company anticipates closing this acquisition during the second quarter of 1996. Although the Company's operations have historically focused on the eastern United States, the Company believes that the theatres in California provide an opportunity for the Company to establish a presence on the West Coast and expand its operations nationally. In addition, this acquisition includes a sufficient number of theatres and screens to give the Company a sufficient presence to cover the incremental costs of managing theatres on the West Coast.

                                   MANAGEMENT

     The following table sets forth certain information concerning the directors and executive officers of the Company as of the date of this Prospectus.

               NAME                  AGE          POSITION (EXPIRATION OF TERM AS A DIRECTOR)
- -----------------------------------  ---   ----------------------------------------------------------
Michael L. Campbell................  42    Chairman of the Board, Chief Executive Officer, President
                                           and Director (1996)
R. Neal Melton.....................  36    Vice President Construction-Equipment, Secretary and
                                           Director (1996)
Gregory W. Dunn....................  36    Executive Vice President
Robert A. Engel, Jr................  43    Vice President Film and Advertising
Lewis Frazer III...................  31    Vice President, Chief Financial Officer and Treasurer
R. Keith Thompson..................  34    Vice President Corporate Development and Assistant
                                           Secretary
Susan Seagraves....................  39    Corporate Controller
Philip D. Borack...................  60    Director (1997)
Michael E. Gellert(2)..............  64    Director (1997)
J. David Grissom(2)................  57    Director (1998)
William H. Lomicka(1)..............  59    Director (1997)
Herbert S. Sanger, Jr.(2)..........  59    Director (1998)
Jack Tyrrell(1)....................  49    Director (1998)

- ---------------

(1) Member of the Audit Committee of the Board of Directors.

(2) Member of the Compensation Committee of the Board of Directors.

     Under the terms of the Company's Restated Charter, the members of the Board of Directors are divided into three classes, each of which serves a term of three years. Each class is to consist, as nearly as practicable, of one-third of the total number of directors constituting the Board of Directors. Executive officers of the Company are elected on an annual basis and serve at the discretion of the Board of Directors.

     Michael L. Campbell founded the Company in November 1989 and has served as Chairman of the Board, President and Chief Executive Officer since inception. Prior thereto, Mr. Campbell was the Chief Executive Officer of Premiere Cinemas Corporation ("Premiere"), which he co-founded in 1982, and served in such capacity until Premiere was sold in October 1989. Mr. Campbell serves on the Executive Committee of the Board of Directors of the National Association of Theatre Owners.

     R. Neal Melton has served as Vice President Construction-Equipment, Secretary and a director since 1990. Prior to joining the Company, Mr. Melton co-founded Premiere with Mr. Campbell and served as Senior Vice President, Secretary and a director of Premiere from 1982 through 1989.

     Gregory W. Dunn has served as Executive Vice President since 1995. From 1991 to 1995, Mr. Dunn was Vice President Marketing and Concessions. From 1989 to 1991, Mr. Dunn was the Purchasing and Operations Manager for Goodrich Quality Theaters, a Grand Rapids, Michigan based theatre chain. From 1986 to 1989, he was a film buyer for Tri-State Theatre Service, Inc.

     Robert A. Engel, Jr. has served as Vice President Film and Advertising since 1990. From 1987 through 1989, Mr. Engel was Vice President of Operations at Premiere and from 1971 to 1987 he worked at Associated Theaters of Kentucky in various capacities, rising to Vice President of Operations and Film Buying.

     Lewis Frazer III is a certified public accountant and has served as Vice President, Chief Financial Officer and Treasurer since February 1993. From May 1992 to February 1993, Mr. Frazer served as Controller. Prior to joining the Company, he served from 1990 to 1992 as Corporate Controller for Kel-San, Inc., an affiliate of Institutional Jobbers. From June 1986 to July 1990, Mr. Frazer was an auditor with Coopers & Lybrand. Mr. Frazer serves as a member of the CFO Committee of the National Association of Theatre Owners.

     R. Keith Thompson has served as Vice President Corporate Development since February 1993 and as Assistant Secretary since 1991. Prior thereto, he served as Vice President Finance since joining the Company in 1991. From June 1984 to July 1991, Mr. Thompson was a Vice President of Corporate Lending at PNC Commercial Corporation.

     Susan Seagraves has served as Corporate Controller since January 1994 when she joined the Company. Ms. Seagraves is a certified public accountant, a certified management accountant and a fellow of health care management. From 1990 through 1993, Ms. Seagraves was an adjunct faculty member of Tusculum College and Bristol University and from 1988 to 1990 she served as Associate Executive Director of the Thompson Cancer Survival Center. From 1980 to 1988, Ms. Seagraves was in public accounting.

     Philip D. Borack has served as director of Regal since 1989. Since 1971, Mr. Borack has served as President of Tri-State Theatre Service, Inc. See "Business -- Film Licensing."

     Michael E. Gellert has served as a director of Regal since 1990. Mr. Gellert has served as the general partner of Windcrest Partners, a New York investment partnership, since 1967. From 1958 to 1989, Mr. Gellert was associated with Drexel Burnham Lambert and its predecessors and served as an Executive Director. Mr. Gellert is a director of Devon Energy Corp., an independent energy company; The Harvey Group, Inc., a retailer of consumer electronics; Humana, Inc., a provider of managed care health plans; Seacor Holdings, Inc., an owner and operator of marine vessels for oil exploration and development; and Premier Parks, Inc., an owner and operator of mid-sized theme parks.

     J. David Grissom has served as a director of Regal since 1990. Mr. Grissom is the Chairman and founder of Mayfair Capital, Inc., a private investment firm founded in 1989. Prior thereto, he served as Chairman and Chief Executive Officer of Citizens Fidelity Corporation, a bank holding company, from 1978 to 1989 and served as Vice Chairman of PNC Bank Corp. from 1987 to 1989. Mr. Grissom serves as a director of Providian Corporation, an insurance holding company; Churchill Downs, Inc.; LG&E Energy Corp., a diversified energy company; and Columbia/HCA Healthcare Corporation, a health services company.

     William H. Lomicka has served as a director of Regal since 1990. Since 1989, he has served as President of Mayfair Capital, Inc. From September 1988 through April 1989, Mr. Lomicka served as acting President of Citizens Security Life Insurance Company. He was Secretary of Economic Development of the Commonwealth of Kentucky from 1987 to 1988. From 1986 to 1987 he was President of Old South Life Insurance Company. Mr. Lomicka serves as a director of Vencor, Inc., an owner and operator of acute care hospitals, and Advocat Inc., a long-term care management company, and Trans Advisor Funds, Inc., an open-end investment company.

     Herbert S. Sanger, Jr. has served as a director of Regal since 1990. Mr. Sanger is a partner in the Knoxville, Tennessee law firm of Wagner, Myers & Sanger, P.C., and has been a member of the firm since November 1986. Mr. Sanger was an attorney for the Tennessee Valley Authority ("TVA") from 1961 to 1986, serving as TVA's general counsel from 1975 to 1986.

     Jack Tyrrell has served as a director of Regal since 1991. Mr. Tyrrell is a managing general partner of Lawrence, Tyrrell, Ortale & Smith, a venture capital firm founded in 1985, and is a general partner of Richland Ventures, L.P., a venture capital firm formed in 1994. He also serves as a managing general partner of Lawrence, Tyrrell, Ortale & Smith II, L.P. Mr. Tyrrell serves as a director of Premier Parks, Inc., an owner and operator of mid-sized theme parks, and National Health Investors, Inc., an investor in income-producing health care facilities.

                                  UNDERWRITING

     Pursuant to the Underwriting Agreement and subject to the terms and conditions thereof, the Underwriters named below, acting through J.C. Bradford & Co., Montgomery Securities and Wheat, First Securities, Inc, as representatives of the several underwriters (the "Representatives") have agreed, severally, to purchase from the Company, the number of shares of Common Stock set forth below opposite their respective names.

                                                                                NUMBER OF
                               NAME OF UNDERWRITER                               SHARES
    --------------------------------------------------------------------------  ---------
    J.C. Bradford & Co........................................................
    Montgomery Securities.....................................................
    Wheat, First Securities, Inc..............................................
                                                                                ---------
                   Total......................................................  2,500,000
                                                                                 ========

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions therein set forth, to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Company has been advised that the Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price
less a concession not in excess of $     per share. The Underwriters may allow
and such dealers may reallow a concession not in excess of $ per share to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed by the Underwriters.

     The offering of the shares of Common Stock is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days from the date of this Prospectus, to purchase up to an aggregate of 375,000 additional shares of Common Stock to cover over-allotments. To the extent the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby. If purchased, the Underwriters will sell such additional shares on the same terms as those on which the shares are being offered.

     In connection with this offering, certain Underwriters may engage in passive market making transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in the offering in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market makers' average daily trading volume in the Common Stock during a specified period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     The Company, its executive officers and directors have agreed that they will not, without the prior written consent of the Representatives, issue, sell, transfer, assign or otherwise dispose of any shares of the Common Stock or options, warrants, or rights to acquire Common Stock owned by them prior to August 1, 1996.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters and controlling persons, if any, against certain liabilities, including liabilities under the Securities Act, or will contribute to payments which the Underwriters or any such controlling persons may be required to make in respect thereof.

                                    EXPERTS

     The consolidated financial statements of Regal at December 28, 1995 and December 29, 1994, and for each of the three years in the period ended December 28, 1995 incorporated by reference herein from the Company's Annual Report on Form 10-K/A for the year ended December 28, 1995, the consolidated financial statements of GST at December 28, 1995 and December 29, 1994 and for each of the three years in the period ended December 28, 1995, incorporated by reference herein and the combined historical summaries of net theatre assets acquired and direct theatre operating revenues and expenses of Krikorian at and for the year ended December 31, 1995 incorporated by reference herein, have been audited by Coopers & Lybrand L.L.P., independent accountants, as stated in their reports thereon incorporated by reference herein and are incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing.

     The report of Coopers & Lybrand L.L.P. with respect to Regal's consolidated financial statements makes reference to the fact that separate financial statements of Litchfield Theatres, Ltd. reflected in Regal's Consolidated Statements of Income, Changes in Shareholders' Equity and Cash Flows for the year ended December 30, 1993 were audited and reported on separately by Deloitte & Touche LLP, independent auditors. The report of Deloitte & Touche LLP, independent auditors, has been incorporated herein by reference from the Company's Annual Report on Form 10-K/A for the year ended December 28, 1995 and is incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. The report of Coopers & Lybrand L.L.P. with respect to Regal's consolidated financial statements also makes reference to the fact that separate financial statements of Neighborhood Entertainment, Inc. included in the Consolidated Balance Sheet as of December 29, 1994 and the Consolidated Statements of Income, Changes in Shareholders' Equity and Cash Flows for the years ended December 30, 1993 and December 29, 1994, were audited by Ernst & Young LLP, independent auditors, as stated in their report dated March 21, 1995. Such financial statements of Neighborhood Entertainment, Inc. are included in the consolidated financial statements of Regal in reliance upon said report given upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the issuance of Common Stock offered hereby will be passed upon for the Company by Bass, Berry & Sims PLC, Nashville, Tennessee. Certain legal matters with respect to the shares of Common Stock offered hereby will be passed upon for the Underwriters by Waller Lansden Dortch & Davis, Nashville, Tennessee.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Copies of such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, New York, New York 10048. Copies of such material may be obtained at the prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock is quoted for trading on the Nasdaq National Market and reports, proxy statements and other information concerning the Company may be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, including the exhibits and schedules. The Registration Statement, together with its exhibits and schedules thereto, may be inspected, without charge, at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, and also at the regional offices of the Commission listed above. Copies of such material may also be obtained from the Commission upon the payment of prescribed fees.

     Statements contained in the Prospectus as to any contracts, agreements or other documents filed as an exhibit to or incorporated by reference in the Registration Statement are qualified in all respects to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement for a full statement of the provisions thereof.

     The Company's principal offices are located at 7132 Commercial Park Drive, Knoxville, Tennessee 37918 and its telephone number is (423) 922-1123.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed with the Commission by the Company are incorporated herein by reference:

        (1) Annual Report on Form 10-K for the fiscal year ended December 28, 1995, as amended by Form 10-K/A as filed on April 29, 1996;

        (2) Current Report on Form 8-K dated May 1, 1996;


        (3) Current Report on Form 8-K dated May 9, 1996;



        (4) Quarterly Report on Form 10-Q for the three months ended March 28, 1996 as filed on May 13, 1996; and



        (5) The Registration Statement on Form 8-A with respect to Regal Common Stock dated May 12, 1994, as amended by Form 8-A/A dated June 21, 1994 and Form 8-A/A dated September 12, 1994.


     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering contemplated hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated into the Prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Lewis Frazer III, Chief Financial Officer, Regal Cinemas, Inc., 7132 Commercial Park Drive, Knoxville, Tennessee 37918, telephone number (423) 922-1123.

- ------------------------------------------------------
- ------------------------------------------------------

  NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION OR OFFER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Price Range of Common Stock and
  Dividend Policy.....................    8
Use of Proceeds.......................    9
Capitalization........................    9
Business..............................   10
Management............................   16
Underwriting..........................   18
Experts...............................   19
Legal Matters.........................   19
Available Information.................   19
Incorporation of Certain Documents By
  Reference...........................   20

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                                2,500,000 SHARES
                               [REGAL CINEMAS LOGO]
                                  COMMON STOCK

                           -------------------------
                                   PROSPECTUS
                           -------------------------

                               J.C. Bradford & Co.

                              Montgomery Securities

                           Wheat First Butcher Singer

                                               , 1996

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


SEC registration fee..............................................................  $ 39,532
NASD fee..........................................................................    11,965
Accounting fees and expenses......................................................    50,000*
Legal fees and expenses...........................................................   100,000*
Printing and engraving expenses...................................................   100,000*
Blue Sky fees and expenses........................................................    10,000*
Miscellaneous expenses............................................................    38,503*
                                                                                    --------
               Total..............................................................  $350,000*
                                                                                    ========


- ---------------

* Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Tennessee Business Corporation Act ("TBCA") provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if (i) the director or officer acted in good faith,
(ii) in the case of conduct in his or her official capacity with the corporation, the director or officer reasonably believed such conduct was in the corporation's best interest, (iii) in all other cases, the director or officer reasonably believed that his or her conduct was not opposed to the best interest of the corporation, and (iv) in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as an officer or director of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, the TBCA provides that a court of competent jurisdiction, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, whether or not the standard of conduct set forth above was met.

     Article 8 of the Restated Charter (the "Charter") of the Company and its Amended and Restated Bylaws (the "Bylaws") provide that the Company shall indemnify against liability, and advance expenses to, any present or former director or officer of the Company to the fullest extent allowed by the TBCA, as amended from time to time, or any subsequent law, rule or regulation adopted in lieu thereof. Additionally, the Charter provides that no director of the Company shall be personally liable to the Company or any of its shareholders for monetary damages for breach of any fiduciary duty except for liability arising from (i) any breach of a director's duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) any unlawful distributions, or (iv) receiving any improper personal benefit. The Company has entered into indemnification agreements with each of the Company's directors and executive officers.

     The proposed form of the Underwriting Agreement filed as Exhibit 1 to this Registration Statement contains certain provisions relating to the indemnification of the Company and its controlling persons by the Underwriters and relating to the indemnification of the Underwriters by the Company and its controlling persons.

ITEM 16. EXHIBITS.

     The following exhibits are filed as part of the Registration Statement:


EXHIBIT
NUMBER                                    DESCRIPTION
- ------       ----------------------------------------------------------------------
  1*      -- Form of Underwriting Agreement
  3.1*    -- Restated Charter of Registrant (incorporated by reference to Exhibit
             No. 3.1 to the Registration Statement on Form S-1 (Registration No.
             33-62868)).
  3.2*    -- Restated Bylaws of Registrant (incorporated by reference to Exhibit
             No. 3.2 to the Registration Statement on Form S-1 (Registration No.
             33-62868)).
  4.1*    -- Specimen Common Stock certificate (incorporated by reference to
             Exhibit No. 4.1 to the Registration Statement on Form S-1
             (Registration No. 33-62868)).
  4.2*    -- Article 5 of the Registrant's Restated Charter (included in Exhibit
             3.1).
  5*      -- Opinion of Bass, Berry & Sims PLC.
 23.1*    -- Consent of Coopers & Lybrand L.L.P.
 23.2*    -- Consent of Ernst & Young LLP.
 23.3*    -- Consent of Deloitte & Touche LLP.
 23.4*    -- Consent of Counsel (included in opinion filed as Exhibit 5).
 24*      -- Power of Attorney.


- ---------------


* Previously filed.


ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 ("Securities Act"), each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or
     (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Knoxville, Tennessee on May 13, 1996.


                                          REGAL CINEMAS, INC.

                                          By:     /s/ MICHAEL L. CAMPBELL
                                            ----------------------------------
                                                    Michael L. Campbell
                                                    Chairman, President,
                                            Chief Executive Officer and Director


     Pursuant to the requirements of the Securities Act of 1933, this Amendment has been signed by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                 TITLE                     DATE
- ---------------------------------------------  --------------------------------  ---------------
                          *                    Chairman of the Board,               May 13, 1996
- ---------------------------------------------  President, Chief Executive
             Michael L. Campbell               Officer and Director
                                               (Principal Executive Officer)

                          *                    Vice President, Financial            May 13, 1996
- ---------------------------------------------  Officer and Treasurer (Principal
              Lewis Frazer III                 Financial and Accounting
                                               Officer)

                          *                    Vice President                       May 13, 1996
- ---------------------------------------------  Construction -- Equipment,
               R. Neal Melton                  Secretary and Director

                          *                    Director                             May 13, 1996
- ---------------------------------------------
              Philip D. Borack

                          *                    Director                             May 13, 1996
- ---------------------------------------------
             Michael E. Gellert

                          *                    Director                             May 13, 1996
- ---------------------------------------------
              J. David Grissom

                          *                    Director                             May 13, 1996
- ---------------------------------------------
             William H. Lomicka

                          *                    Director                             May 13, 1996
- ---------------------------------------------
           Herbert S. Sanger, Jr.

                          *                    Director                             May 13, 1996
- ---------------------------------------------
                Jack Tyrrell

       *By:   /s/ MICHAEL L. CAMPBELL
- ---------------------------------------------
             Michael L. Campbell
              Attorney-in-fact

                Appendix A  Omitted Graphic and Image Material

        The following is a narrative description of graphic and image material contained in the printed version of the prospectus which has been omitted from the version filed electronically.

Inside front cover:

        1. A map of the United States depicting the Company's screen count in states where it has theatres. The screen counts are presented as screens in operation, screens under construction, screens in announced acquisitions and total screens.

        2. A collage of pictures depicting (i) an outside view of the front of a Regal theatre facility, (ii) a specialty cafe inside a Regal theatre lobby, (iii) a wide angle view of a Regal theatre lobby, (iv) an outside view of the entrance to a FunScape and (v) an inside view of a Regal theatre featuring stadium-style seating.

        3.  The following text accompanies the pictures described above:

                The Company's theatre's and FunScape locations are bright and inviting, acting as destination points which can expand the geographic territory of a given market zone.

                Prominent and appealing concession stands are designed for rapid service and efficiency. Through optimizing product mix, special promotions and cross selling, the Company seeks to maximize concession revenues.

                In many of the Company's theatres, patrons can enjoy specialty cafes serving non-traditional theatre fare, such as cappuccino, fruit juices, bottled water, cookies and muffins, soft pretzels and ice cream.

                Stadium-style seating in many of the Company's new theatres offers the latest in customer comfort and viewing enjoyment.

Inside back cover:

        1. A drawing depicting the layout of a typical FunScape centered among a series of pictures depicting the various features of a FunScape. Each picture is connected by a broken line to the section of the layout that it depicts. The following areas of a FunScape are depicted:

                "Stop-N-Play" life size game board, high-tech arcade and
            virtual reality, "Krazy Kars," birthday party rooms, "Star" motion thrill theatre (depicted from inside and outside), "Bridge Street" eatery (depicted twice), 36 hole miniature golf course, kiddie redemption arcade and "Power Sports" video batting cages.

        2.  The following text accompanies the pictures described above:

                FunScape is a complete, one-stop family entertainment center.
            It features a multi-screen movie theatre adjacent to a family entertainment facility and branded food court. The complex is a destination that offers entertainment for patrons of all ages. For younger children, the park includes a soft play area that incorporates both physical and creative play. Teens and adults can enjoy a variety of activities ranging from miniature golf to virtual reality experiences. The park is totally enclosed for year round operation.

                FunScape debuted in August 1995 in Chesapeake, Virginia, and a second FunScape opened in Rochester, New York in February 1996. Two FunScapes are under construction, in Syracuse, New York and Brandywine, Delaware, and an additional FunScape unit construction is anticipated to begin in 1996.

        3.  An external view of the front of a Regal theatre facility.